ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2018

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	48,618
Receivables:		
Fees from AB Mutual Funds		7,150
Due from Parent		27,124
Due from Affiliates		102
Deferred sales commissions, net		17,248
Deferred taxes		2,161
Other assets		869
Total assets	$	103,272

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Brokers and dealers	$	12,184
Accounts payable and accrued expenses		15,669
Due to affiliates		3,109
		30,962
Commitments and contingencies *(See Note 5)*		
Stockholder's equity:		
Common stock, par value $.10 per share;		
1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		67,578
Retained earnings		4,732
Total stockholder's equity		72,310
Total liabilities and stockholder's equity	$	103,272

The accompanying notes are an integral part of this financial statement.